

16012500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Walleye Trading LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Niagara Lane North
(No. and Street)

Plymouth	**MN**	**55447**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Goddard **(952) 345-6611**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Goddard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company ~~nor~~ any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Chief Executive Officer

Title

Notary Public


HEIDI LYN MOELLER
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Walleye Trading LLC
December 31, 2015
SEC File Number 8-66988
With Report of Independent Registered Public Accounting Firm

Walleye Trading LLC

Statement of Financial Condition

December 31, 2015

Contents



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Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000

Report of Independent Registered Public Accounting Firm

The Manager and Members
Walleye Trading LLC

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Walleye Trading LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

Walleye Trading LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	2,039,789
Dividends receivable		3,528,949
Receivables from brokers and dealers, net		579,891
Other receivables		89,063
Securities owned, at fair value (pledged)		2,575,315,334
Memberships in exchanges		3,144,269
Total assets	$	2,584,697,295
Liabilities and members' equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	2,415,366,150
Accounts payable and accrued liabilities		20,691,135
Payable to Manager		7,234,574
Subordinated borrowings		500,000
Total liabilities		2,443,791,859
Class A members' equity		115,684,666
Class D members' equity		25,220,770
Total members' equity		140,905,436
Total liabilities and members' equity	$	2,584,697,295

See accompanying notes.

Walleye Trading LLC

Notes to Statement of Financial Condition

December 31, 2015

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily an options and stock market-making firm, engaged in U.S. equity options market-making, Eurodollar options market-making, index options market-making, commodity options market-making, and U.S. equity stock market-making. The Company also engages in proprietary trading activities in similar products. The Company is a member of most options and futures exchanges.

The Company primarily clears its securities transactions through Goldman Sachs Execution & Clearing, L.P. (the Clearing Broker). During the year ended December 31, 2015, the Company also cleared a portion of its proprietary futures transactions through Advantage Futures LLC.

Walleye Trading Advisors, LLC (the Manager), a Minnesota limited liability company, serves as the manager of the Company. The Manager provides all services to operate the Company and maintains the financial records of the Company.

Walleye Investments Fund LLC owns the Class A Member's equity. The Class D Members are trading class members. Each Class D Member has responsibility for their trading activities, and shares in the profits and losses of only their trading activities according to their Supplemental agreements. All remaining profits and losses are allocated to the Class A Member.

The Class D Members do not take part in management nor have authority to transact any business for the Company or have power to sign for or to bind the Company to any agreement, said powers being vested with the Manager and certain other Officers of the Company. As of December 31, 2015, there were six Class D Members.

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies

The Company's financial statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The following is a summary of significant accounting policies followed by the Company.

Securities Transactions

Market-making and proprietary securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at fair value based on independent third party pricing sources.

Memberships in Exchanges

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impaired value. Management determined the impairment to be appropriate based on the structural changes at the respective exchange and large number of memberships available for sale. Both factors have significantly reduced the value on a permanent basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

3. Receivables from Brokers and Dealers, Net

Receivables from brokers and dealers, net consists of the following:

	December 31, 2015
Margin receivable, net	$ 157,584,951
Unsettled securities transactions payable, net	(165,986,306)
Exchange-traded futures – open trade equity	8,981,246
Total	$ 579,891

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Financial Instruments

Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's assets and liabilities. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

4. Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned, at fair value (pledged):				
Options:				
Index	$ 240,542,515	$ -	$ -	$ 240,542,515
Equity	413,632,428	-	-	413,632,428
Eurodollar	112,870,963	-	-	112,870,963
U.S Treasuries	60,453	-	-	60,453
Equities	1,788,077,831	117,972	-	1,788,195,803
U.S. Treasuries	20,010,672	-	-	20,010,672
Other	-	2,500	-	2,500
Total securities owned, at fair value (pledged)	2,575,194,862	120,472	-	2,575,315,334
Receivables from brokers and dealers, net:				
Futures contracts	8,981,246	-	-	8,981,246
	$ 2,584,176,108	$ 120,472	$ -	$ 2,584,296,580

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

4. Financial Instruments (continued)

	Level 1	Level 2	Level 3	Fair Value
Liabilities				
Securities sold, not yet purchased, at fair value:				
Options:				
Index	$ 841,575,865	$ -	$ -	$ 841,575,865
Equity	450,855,822	-	-	450,855,822
Eurodollar	114,668,106	-	-	114,668,106
U.S Treasuries	53,985	-	-	53,985
Equities	988,214,765	-	-	988,214,765
U.S. Treasuries	19,997,607	-	-	19,997,607
Total liabilities, at fair value	$2,415,366,150	$ -	$ -	$2,415,366,150

4. Financial Instruments (continued)

Securities owned are pledged to the Clearing Broker on terms that permit it to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 9 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. No securities owned or securities sold, not yet purchased were deemed to be Level 3 during the year ended December 31, 2015. Futures contracts are valued based upon Level 1 fair value measurements, with the resulting open trade equity included in receivables from brokers and dealers, net at December 31, 2015. There were no transfers between any levels during the year.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. The estimated fair value of memberships in exchanges as of December 31, 2015, is approximately $3.1 million, based upon recent sales activity and observable lease rates for such memberships (categorized as Level 2 of the fair value hierarchy).

Other financial instruments are recorded by the Company at contract amounts and include receivables from brokers and dealers, and others, and subordinated borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

No federal, state, or local income taxes have been provided on profits of the Company because the Company is treated as a partnership for tax purposes whose partners are individually liable for the taxes on their share of the Company's income or loss. Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions as of December 31, 2015. Generally, the tax authorities can examine any tax returns filed for the last three years.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services, and other administrative services. These expenses are recorded on an accrual basis by the Company. At December 31, 2015, approximately $7.2 million of these expenses were payable to the Manager and are reflected as payable to Manager on the statement of financial condition.

7. Subordinated Borrowings

During the year ended December 31, 2015, the Company renewed a cash subordination agreement approved by the Financial Industry Regulatory Authority (FINRA) on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate plus 225 basis points (5.5% at December 31, 2015). The subordinated borrowings mature on October 31, 2016.

The subordinated borrowings, which are subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may hold include, but are not limited to: equity options, index options, Eurodollar options, commodity options, futures options, and futures contracts. Options on futures are included in index option futures, Eurodollar option futures, and commodity options futures within the futures categories throughout the footnotes. The Company records its derivative trade-related activities at fair value.

8. Derivative Transactions (continued)

The quarterly average number of open purchased option and long futures contracts for the year ended December 31, 2015, was approximately 2.0 million and 18,000, respectively. The quarterly average number of open written options and short futures contracts for the year ended December 31, 2015, was approximately 1.9 million and 24,000, respectively.

The following tables are intended to provide additional information about the effect of the Derivatives on the financial statement of the Company:

	Number of Contracts and Notional Amounts as of December 31, 2015			
Type	**Long Contracts**	**Short Contracts**	**Long Notional**	**Short Notional**
Futures	6,471	27,959	$1,393,993,230	$6,560,520,003
Index options	86,598	110,316	240,542,515	841,575,865
Equity options	1,546,034	1,580,857	413,632,428	450,855,822
Eurodollar options	350,272	391,759	112,870,963	114,668,106
U.S Treasury options	145	200	60,453	53,985

	Statement of Financial Condition Location as of December 31, 2015		
Type	**Securities Owned**	**Receivables from Brokers and Dealers, Net**	**Securities Sold, Not Yet Purchased**
Futures	-	$ 8,981,246	-
Index options	$240,542,515	-	$841,575,865
Equity options	413,632,428	-	450,855,822
Eurodollar options	112,870,963	-	114,668,106
U.S. Treasury options	60,453	-	53,985

The Company does not offset derivative assets or derivative liabilities in the statement of financial condition. The Company's derivative assets and liabilities are not subject to a master netting agreement. The Company does not post or collect any cash or security collateral.

9. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the counterparty or the Clearing Broker is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For options sold short, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Substantially all of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet its obligations, the Company would be exposed to credit risk. All derivatives are exchanged-traded, therefore counterparty risk is mitigated through the function of the clearinghouse.

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $1,000,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule.

Net capital changes day to day, but at December 31, 2015, the Company had net capital of $95,735,246, which was $93,873,532 in excess of the required net capital of $1,861,714.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, the Company was in compliance with all such requirements.

Walleye Trading LLC

Notes to Statement of Financial Condition (continued)

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. Legal Contingencies

The Company's Manager and principals have been named as a defendant in a legal action, including a complaint and litigation and arbitration claim, arising from its business activities. The Company has established reserves for potential losses that are deemed to be probable and reasonably estimable that may result from such pending and potential legal actions.

Given uncertainties regarding the timing, scope, volume and outcome of these pending and potential legal actions, the amounts of reserves and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves that pending legal actions will be resolved with no material adverse effect on the statement of financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserve the financial condition as of the end of that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be reasonably possible.

13. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the statement of financial condition date through February 26, 2016, the date the financial statement was available to be issued, for potential recognition or disclosure and noted there were no items deemed to impact the statement of financial condition as presented herein.